Exhibit 99.1

Western Copper and Gold Announces Significant Resource Increase at Casino

Measured & Indicated Mill Resource Increased 106% to 2.2 Billion Tonnes
Gold increased to 14.5 Million Ounces Measured & Indicated + 6.6 Million Ounces Inferred
Copper increased to 7.6 Billion Pounds Measured & Indicated + 3.3 Billion Pounds Inferred

VANCOUVER, BC, July 14, 2020 /CNW/ - Western Copper and Gold Corporation ("Western" or the "Company") (TSX: WRN) (NYSE American: WRN) announces an updated resource estimate for its wholly owned Casino Copper-Gold Project ("Casino") in Yukon, Canada.

This new resource estimate is the first estimate since 2010 and includes results from the 2019 drilling campaign, and drilling performed from 2010 through 2012 that was not available when the 2010 model was developed.  It also incorporates an updated geologic model.

The Mill Resource, consisting of the supergene oxide, supergene sulfide, and hypogene zones, increased significantly from the December 2010 estimate (see Table 1).  Measured and indicated Mill Resource tonnes increased 106% from the prior estimate to 2.2 billion tonnes, primarily due to the upgrade of inferred resource to indicated.  Copper and gold contained in the new measured and indicated estimate also increased significantly to 7.4 billion pounds of copper and 12.7 million ounces of gold.

Table 1: Mill Resource in 2020 and 2010

July 2020 Mill Resource at $5.70 NSR Cut-Off

Class	Tonnes	Copper	Gold	Moly	Silver	CuEq	Copper	Gold	Moly	Silver
	M	(%)	(g/t)	(%)	(g/t)	(%)	(M lb)	(M oz)	(M lb)	(M oz)
Measured	145.3	0.31	0.40	0.025	2.1	0.74	986	1.9	80.6	9.8
Indicated	2,028.0	0.14	0.17	0.016	1.4	0.33	6,448	10.9	731.0	90.4
M+I	2,173.3	0.16	0.18	0.017	1.4	0.36	7,434	12.7	811.6	100.2
Inferred	1,430.2	0.10	0.14	0.010	1.2	0.24	3,240	6.4	322.8	53.5

December 2010 Combined Supergene Oxide, Supergene Sulfide, and Hypogene Zones at 0.25% CuEQ Cut-Off

Class	Tonnes	Copper	Gold	Moly	Silver	CuEq	Copper	Gold	Moly	Silver
	M	(%)	(g/t)	(%)	(g/t)	(%)	(M lb)	(M oz)	(M lb)	(M oz)
Measured	94	0.34	0.43	0.027	2.21	0.81	695	1.3	56	6.7
Indicated	963	0.19	0.21	0.022	1.66	0.43	3,991	6.6	466	51.3
M+I	1,057	0.20	0.23	0.022	1.71	0.42	4,686	7.9	522	58.0
Inferred	1,696	0.15	0.16	0.019	1.37	0.34	5,440	8.8	720	74.7

Please see notes at the end of this news release.

The heap leach resource also increased from the 2010 estimate and is now 217 million tonnes at a gold grade of 0.27 g/t AuEq (see Table 2), containing 1.8 million ounces of gold, 13.3 million ounces of silver, and 167 million pounds of copper.

Table 2: Heap Leach Resource at $5.46 NSR Cut-Off

Class	Tonnes	Copper	Gold	Silver	AuEq	Copper	Gold	Silver
	M	(%)	(g/t)	(g/t)	(g/t)	(M lb)	(M oz)	(M oz)
Measured	37.2	0.05	0.45	2.8	0.48	39.3	0.5	3.3
Indicated	180.2	0.03	0.21	1.7	0.23	127.2	1.2	10.0
M+I	217.4	0.03	0.25	1.9	0.27	166.5	1.8	13.3
Inferred	31.1	0.03	0.17	1.7	0.18	17.2	0.2	1.7

Please see notes at the end of this news release.

Increasing the Mill Resource NSR cut-off by 40% to $8/t has only a modest effect on the total tonnage, decreasing the total tonnes by 6% and the contained copper and gold by 1.6% and 2.6% respectively (see Table 3).  Similarly, increasing the NSR of the Heap Leach to $8/t only drops the contained gold by 20% (see Table 4).

"The 2019 infill drilling program significantly exceeded expectations." said Paul West-Sells, President and CEO, "By more than doubling the measured and indicated mill resource, the Casino project is clearly one of the largest copper-gold projects in the world.  The deposit is still open at depth.  This resource and the results of this year's drilling program will be incorporated in an updated Feasibility Study in the future.  We expect that, in addition to the significantly higher number of tonnes, that the strip ratio should decrease significantly due to the conversion of inferred material to measured and indicated in the pit."

The 2020 resource estimate was developed by Independent Mining Consultants, Inc. of Tucson, Arizona ("IMC") and are based on a block model developed by IMC during June 2020.  The Measured, Indicated, and Inferred Mineral Resources reported herein are contained within a floating cone pit shell to demonstrate "reasonable prospects for eventual economic extraction" to meet the definition of Mineral Resources in NI 43-101.

The resources are constrained by a $5.70/t NSR cut-off for the Mill Resource, and $5.46/t NSR cut-off for the Heap Leach Resource.  These values are based on operating costs reported in the January 25, 2013 Casino Project Feasibility Study (the "Feasibility Study"), adjusted for 2020 labour rates, and material and services costs. Metal prices for the Mineral Resource estimate are US$ 2.75 per pound copper, US$ 1500 per ounce gold, US$ 18 per ounce silver and US$ 11 per pound moly.  A conversion of $US 0.75 = C$ 1.00 was used to convert the commodity prices to C$.  Offsite transportation, smelting, and refining charges are also based on those published in the Feasibility Study.

Note that there has been no change to the Mineral Reserves reported in the Feasibility Study.

Michael G. Hester, FAusIMM is the independent qualified person responsible for the preparation of the 2020 updated Mineral Resource estimate described in this news release.

John McClintock, P.Eng. is the qualified person responsible for the execution of the Casino Project exploration program.

QA/QC including assurance of chain of custody has been implemented. Split core samples are prepared and analyzed by ALS Chemex. Prepared samples are initially run using a four acid digestion process and conventional multi-element ICP-AES analysis. Additional assaying for total copper and molybdenum is run using a 4 acid digestion – AES or AAS method to a 0.001% detection limit.  Gold assays are run using 30 gram sample fire assay with an AA finish to a 0.005 ppm detection limit, with samples greater than 10 ppm finished gravimetrically. The QA/QC procedure involves regular submission of Certified Analytical Standards and property specific duplicates.

Table 3: Mineral Resource - Mill Material by NSR Cutoffs (C$)

NSR Cog	Class		Copper	Gold	Moly	Silver	CuEq	Copper	Gold	Moly	Silver
($/t)		Mt	(%)	(g/t)	(%)	(g/t)	(%)	( M lb)	( M oz)	( M lb)	( M oz)
	Measured	145.3	0.31	0.40	0.025	2.1	0.74	986.5	1.86	80.7	9.76
	Indicated	2,028.0	0.14	0.17	0.016	1.4	0.33	6,438.2	10.82	733.2	90.63
5.70	M+I	2,173.3	0.15	0.18	0.017	1.4	0.36	7,424.7	12.68	813.9	100.39
	Inferred	1,430.2	0.10	0.14	0.010	1.2	0.24	3,247.6	6.39	324.8	53.34
	Measured	144.6	0.31	0.40	0.025	2.1	0.74	985.2	1.86	80.7	9.72
	Indicated	1,898.4	0.15	0.17	0.017	1.4	0.34	6,319.6	10.50	724.0	87.28
8	M+I	2,043.0	0.16	0.19	0.018	1.5	0.37	7,304.8	12.35	804.7	97.00
	Inferred	1,181.0	0.12	0.15	0.012	1.2	0.27	3,020.3	5.73	309.8	47.08
	Measured	139.3	0.32	0.41	0.026	2.1	0.76	973.4	1.84	80.1	9.54
	Indicated	1,182.3	0.19	0.21	0.022	1.7	0.42	4,900.0	7.79	583.8	64.24
16	M+I	1,321.5	0.20	0.23	0.023	1.7	0.46	5,873.4	9.63	664.0	73.78
	Inferred	390.0	0.19	0.21	0.021	1.6	0.42	1,625.0	2.58	180.6	20.56
	Measured	101.3	0.36	0.47	0.030	2.3	0.87	799.4	1.53	67.2	7.59
	Indicated	229.6	0.28	0.31	0.032	2.3	0.62	1,402.1	2.25	163.0	16.90
30	M+I	330.9	0.30	0.36	0.032	2.3	0.70	2,201.5	3.79	230.2	24.49
	Inferred	74.4	0.32	0.32	0.029	2.4	0.65	521.3	0.77	47.0	5.64

Please see notes at the end of this news release.

Table 4: Mineral Resource – Heap Leach Material by NSR Cutoffs (C$)

NSR Cog	Class	Tonnes	Copper	Gold	Silver	AuEq	Copper	Gold	Silver
($/t)		M	(%)	(g/t)	(g/t)	(g/t)	( M lb)	( M oz)	( M oz)
	Measured	37.2	0.05	0.45	2.8	0.48	39.3	0.53	3.29
	Indicated	180.2	0.03	0.21	1.7	0.23	127.2	1.23	10.03
5.46	M+I	217.4	0.03	0.25	1.9	0.27	166.5	1.76	13.31
	Inferred	31.1	0.03	0.17	1.7	0.18	17.2	0.17	1.70
	Measured	35.4	0.05	0.46	2.8	0.49	38.2	0.53	3.21
	Indicated	107.3	0.03	0.26	2.0	0.28	71.0	0.89	6.83
8	M+I	142.7	0.03	0.31	2.2	0.33	109.2	1.41	10.04
	Inferred	10.6	0.02	0.22	2.3	0.24	4.7	0.08	0.79
	Measured	29.5	0.05	0.51	3.0	0.54	33.8	0.48	2.88
	Indicated	36.3	0.03	0.34	2.4	0.36	24.0	0.39	2.83
12	M+I	65.8	0.04	0.41	2.7	0.44	57.8	0.88	5.72
	Inferred	1.1	0.01	0.30	1.2	0.31	0.1	0.01	0.04
	Measured	26.6	0.05	0.54	3.1	0.57	31.0	0.46	2.68
	Indicated	17.9	0.03	0.38	2.6	0.40	12.3	0.22	1.52
14	M+I	44.5	0.04	0.47	2.9	0.50	43.3	0.68	4.20
	Inferred	0.0	0.00	0.00	0.0	0.00	0.0	0.00	0.00

Please see notes at the end of this news release.

Table 5: Total Mineral Resource

Class	Tonnes	Copper	Gold	Silver	Copper	Gold	Silver
	M	(%)	(g/t)	(g/t)	(M lb)	(M oz)	(M oz)
Measured	182.4	0.25	0.41	2.2	1,025	2.4	13.1
Indicated	2,208.3	0.14	0.17	1.4	6,576	12.1	100.5
M+I	2,390.7	0.14	0.19	1.5	7,601	14.5	113.5
Inferred	1,461.3	0.10	0.14	1.2	3,258	6.6	55.2

Please see notes at the end of this news release.

Notes:

2020 Resource:

1.	The Mineral Resources have an effective date of 3 July 2020 and the estimate was prepared using the definitions in CIM Definition Standards (10 May 2014).
2.	All figures are rounded to reflect the relative accuracy of the estimate and therefore numbers may not appear to add precisely.
3.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
4.	Mineral Resources for leach material are based on prices of US$2.75/lb copper, US$1500/oz gold and US$18/oz silver
5.	Mineral Resources for mill material are based on prices of US$2.75/lb copper, US$1500/oz gold, US$18/oz silver, and US$11.00/lb moly.
6.	Mineral Resources are based on NSR cut-off of C$5.46/t for leach material and C$5.70/t for mill material.
7.	NSR value for leach material is as follows:
NSR (C$/t) = $12.65 x copper (%) + $41.55 x gold (g/t) + $0.191 x silver (g/t), based on copper recovery of 18%, gold recovery of 66% and silver recovery of 26%.
8.	NSR value for hypogene sulphide mill material is:
NSR (C$/t) = $60.18 x copper (%) + $41.01 x gold (g/t) + $214.94 x moly (%) + 0.355 x silver (g/t), based on recoveries of 92.2% copper, 66% gold, 50% silver and 78.6% moly.
9.	NSR value for supergene mill material is:
NSR (C$/t) = $65.27 x recoverable copper (%) + $42.87 x gold (g/t) + $142.89 x moly (%) + 0.425 x silver (g/t), based on recoveries of 69% gold, 60% silver and 52.3% moly. Recoverable copper = 0.94 x (total copper – soluble copper).
10.	Mineral Resources are reported in relation to a conceptual constraining pit shell in order to demonstrate reasonable prospects for eventual economic extraction, as required by the definition of Mineral Resource in NI 43-101; mineralization lying outside of the pit shell is excluded from the Mineral Resource.
11.	AuEq and CuEq values are based on prices of US$2.75/lb copper, US$1500/oz gold, US$18/oz silver, and US$11.00/lb moly, and account for all metal recoveries and smelting/refining charges.

2010 Resource:

1.	Technical report entitled "Casino Project, Form 43-101 Technical Report Feasibility Study, Yukon,
Canada – Revision 1" dated January 25, 2013, a copy of which is available on the Company's website at www.westerncopperandgold.com.
2.	Prepared by Conrad E. Huss, P. E., Thomas L. Drielick, P.E., Jeff Austin, P. Eng., Gary Giroux, P. Eng., Scott Casselman, P.Geo. Graham Greenaway, P. Eng., Michael G. Hester, FAus IMM, and Jesse Duke, P. Geo.; each of whom is a qualified person pursuant to National Instrument 43-101 ("Qualified Person")
3.	Mineral Resource Cut-off grades: Supergene & Hypogene Zones at CuEq cut-off 0.25%, Leached Cap / Oxide Zones at Cut-off Au 0.25 g/t, No discount for metallurgical recovery.

Cautionary Disclaimer Regarding Forward-Looking Statements and Information

This news release contains certain forward-looking statements concerning anticipated developments in Western's operations in future periods. Statements that are not historical fact are "forward-looking statements" as that term is defined in the United States Private Securities Litigation Reform Act of 1995 and "forward looking information" as that term is defined in National Instrument 51-102 ("NI 51-102") of the Canadian Securities Administrators (collectively, "forward-looking statements"). Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible" and similar expressions, or statements that events, conditions or results "will", "may", "could" or "should" occur or be achieved. These forward-looking statements may include, but are not limited to, statements regarding perceived merit of properties; mineral reserve and resource estimates; capital expenditures; feasibility study results (including projected economic returns, operating costs, and capital costs in connection with the Casino Project); exploration results at the Company's property; budgets; permitting or other timelines; economic benefits from the mine and/or the access road; strategic plans; market price of precious and base metals; or other statements that are not statement of fact. In making the forward-looking statements herein, the Company has applied certain material assumptions including, but not limited to, the assumptions that the circumstances surrounding the COVID-19 pandemic, although evolving, will stabilize or at least not worsen; that the extent to which COVID-19 may impact the Company, including without limitation disruptions to the mobility of Company personnel, increased labour and transportation costs, and other related impacts, will not change in a materially adverse manner; that all regulatory approvals required to complete the Company's planned exploration and development activities will be received in a timely manner and on acceptable terms; that the Company is able to procure personnel, equipment and supplies required for its exploration and development activities in sufficient quantities and on a timely basis; and that general business conditions will not change in a materially adverse manner.

Forward-looking statements are statements about the future and are inherently uncertain, and actual results, performance or achievements of Western and its subsidiaries may differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements due to a variety of risks, uncertainties and other factors. Such risks and other factors include, among others, risks involved in fluctuations in gold, copper and other commodity prices and currency exchange rates; COVID-19 risks to employee health and safety and a slowdown or temporary suspension of operations in geographic locations impacted by an outbreak; uncertainties related to raising sufficient financing in a timely manner and on acceptable terms; and other risks and uncertainties disclosed in Western's AIF and Form 40-F, and other information released by Western and filed with the applicable regulatory agencies.

Western's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and Western does not assume, and expressly disclaims, any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

View original content to download multimedia:http://www.prnewswire.com/news-releases/western-copper-and-gold-announces-significant-resource-increase-at-casino-301092683.html

SOURCE Western Copper and Gold Corporation

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/July2020/14/c9419.html

%CIK: 0001364125

For further information: Chris Donaldson, Director, Corporate Development, 604.638.2520 or cdonaldson@westerncopperandgold.com

CO: Western Copper and Gold Corporation

CNW 07:59e 14-JUL-20